                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                Business Bancorp
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12323X102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 26, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)
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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 13 Pages

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CUSIP No. 12323X102           13G            Page  2  of  13  Pages
          ----------                             -----  ------
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
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Eric D. Hovde
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
     3.   SEC Use Only
-------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization

          United States Citizen
-------------------------------------------------------------------------------
Number of            5.   Sole Voting Power:
Shares
Beneficially             11,189
Owned By             ---------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   167,566 shares
With (1):           ---------------------------------------------
                    7.   Sole Dispositive Power:

                         11,189
                    ---------------------------------------------
                    8.   Shared Dispositive Power:

                         167,566 shares
                    ---------------------------------------------
-------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          178,755 shares
-------------------------------------------------------------------------------
     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [ ]
-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          4.6%
-------------------------------------------------------------------------------
     12.  Type of Reporting Person

          IN
-------------------------------------------------------------------------------
          (1) Of the 178,755 shares beneficially owned by Eric D. Hovde, 167,566 are as President, CEO and Managing Member of Hovde Capital Advisors
          LLC, the Investment Manager to Financial Institution Partners III,
          L.P., Financial Institution Partners, L.P., and Financial Institution
          Partners, Ltd., the direct owners.

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

Page 2 of 13 Pages

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CUSIP No. 12323X102           13G            Page  3  of  13  Pages
          ----------                             -----  ------
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
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Steven D. Hovde
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
     3.   SEC Use Only
-------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization

          United States Citizen
-------------------------------------------------------------------------------
Number of            5.   Sole Voting Power:
Shares
Beneficially              16,275
Owned By                  --------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   167,566 shares
With(2):                 --------------------------------------------
                    7.   Sole Dispositive Power:

                         16,275
                         --------------------------------------------
                    8.   Shared Dispositive Power:

                         167,566 shares
                         --------------------------------------------
-------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          183,841 shares
-------------------------------------------------------------------------------
     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [  ]
-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          4.7%
-------------------------------------------------------------------------------
     12.  Type of Reporting Person

          IN
-------------------------------------------------------------------------------
          (2) Of the 183,841 shares beneficially owned by Steven D. Hovde,
          167,566 are as the Chairman of Hovde Capital Advisors LLC, the
          Investment Manager to Financial Institution Partners III, L.P.,
          Financial Institution Partners, L.P., and Financial Institution
          Partners, Ltd., the direct owners.

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

Page 3 of 13 Pages

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CUSIP No. 12323X102           13G            Page  4  of  13  Pages
          ----------                             -----  ------
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
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Hovde Capital Advisors LLC
          I.R.S. Identification No.: 03-0430205
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
     3.   SEC Use Only
-------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization

          Organized: State of Delaware
-------------------------------------------------------------------------------
Number of            5.   Sole Voting Power:
Shares
Beneficially              N/A
Owned By                  --------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   167,566 shares
With(3):                 --------------------------------------------
                    7.   Sole Dispositive Power:

                         N/A
                         --------------------------------------------
                    8.   Shared Dispositive Power:

                         167,566 shares
                         --------------------------------------------
-------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          167,566 shares
-------------------------------------------------------------------------------
     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [  ]
-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          4.3%
-------------------------------------------------------------------------------
     12.  Type of Reporting Person

          OO
-------------------------------------------------------------------------------
          (3) The 167,566 shares beneficially owned by Hovde Capital Advisors
          LLC are as Investment Manager to Financial Institution Partners III,
          L.P., Financial Institution Partners, L.P., and Financial Institution
          Partners, Ltd., the direct owners.
-------------------------------------------------------------------------------

Page 4 of 13 Pages

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CUSIP No. 12323X102           13G            Page  5  of  13  Pages
          ----------                             -----  ------
-------------------------------------------------------------------------------
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Financial Institution Partners III, L.P.
          I.R.S. Identification No.: 52-2199979
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
     3.   SEC Use Only
-------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization

          Organized: State of Delaware
-------------------------------------------------------------------------------
Number of            5.   Sole Voting Power:
Shares
Beneficially              N/A
Owned By                  --------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   142,366 shares
With:                    --------------------------------------------
                    7.   Sole Dispositive Power:

                         N/A
                         --------------------------------------------
                    8.   Shared Dispositive Power:

                         142,366 shares
                         --------------------------------------------
-------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          142,366 shares
-------------------------------------------------------------------------------
     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [  ]
-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          3.6%
-------------------------------------------------------------------------------
     12.  Type of Reporting Person

          PN
-------------------------------------------------------------------------------


Page 5 of 13 Pages

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CUSIP No. 12323X102           13G            Page  6  of  13 Pages
          ----------                             -----  ------
-------------------------------------------------------------------------------
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Financial Institution Partners, L.P.
          I.R.S. Identification No.: 52-1899611
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
     3.   SEC Use Only
-------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization

          Organized: State of Delaware
-------------------------------------------------------------------------------
Number of            5.   Sole Voting Power:
Shares
Beneficially              N/A
Owned By                  --------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   13,000 shares
With:                    --------------------------------------------
                    7.   Sole Dispositive Power:

                         N/A
                         --------------------------------------------
                    8.   Shared Dispositive Power:

                         13,000 shares
                         --------------------------------------------
-------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          13,000 shares
-------------------------------------------------------------------------------
     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [  ]
-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          0.3%
-------------------------------------------------------------------------------
     12.  Type of Reporting Person

          PN
-------------------------------------------------------------------------------


Page 6 of 13 Pages

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CUSIP No. 12323X102           13G            Page  7  of  13  Pages
          ----------                             -----  ------
-------------------------------------------------------------------------------
     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Financial Institution Partners, Ltd.
          I.R.S. Identification No.: N/A
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group

          (a)  [X]
          (b)  [ ]
-------------------------------------------------------------------------------
     3.   SEC Use Only
-------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization

          Organized: Cayman Islands
-------------------------------------------------------------------------------
Number of            5.   Sole Voting Power:
Shares
Beneficially              N/A
Owned By                  --------------------------------------------
Each                6.   Shared Voting Power:
Reporting
Person                   12,200 shares
With:                    --------------------------------------------
                    7.   Sole Dispositive Power:

                         N/A
                         --------------------------------------------
                    8.   Shared Dispositive Power:

                         12,200 shares
                         --------------------------------------------
-------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          12,200 shares
-------------------------------------------------------------------------------
     10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          [  ]
-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          0.3%
-------------------------------------------------------------------------------
     12.  Type of Reporting Person

          OO
-------------------------------------------------------------------------------


Page 7 of 13 Pages

Item 1(a) Name of Issuer:

          Business Bancorp
-------------------------------------------------------------------------------
Item 1(b) Address of Issuer's Principal Executive Offices:

          1248 Fifth Avenue
          San Rafael, California 94901
-------------------------------------------------------------------------------
Item 2(a) Name of Person Filing:

          1.   Eric D. Hovde
          2.   Steven D. Hovde
          3.   Hovde Capital Advisors LLC
          4.   Financial Institution Partners III, L.P.
          5.   Financial Institution Partners, L.P.
          6.   Financial Institution Partners, Ltd.
-------------------------------------------------------------------------------
Item 2(b) Address of Principal Business Office, or if None, Residence:

          1.   1826 Jefferson Place, NW, Washington D.C., 20036
          2.   1629 Colonial Parkway, Inverness, IL 60067
          3.   1824 Jefferson Place, NW, Washington D.C., 20036
          4.   1824 Jefferson Place, NW, Washington D.C., 20036
          5.   1824 Jefferson Place, NW, Washington D.C., 20036
          6. Bank of Bermuda (Cayman) Limited, 36C Bermuda House, British American Centre, Dr. Roy's Drive, P.O. Box 513 GT, Georgetown, Grand Cayman, Cayman Islands

-------------------------------------------------------------------------------
Item 2(c) Citizenship:

          1.   United States citizen
          2.   United States citizen
          3.   Organized in the State of Delaware
          4.   Organized in the State of Delaware
          5.   Organized in the State of Delaware
          6.   Organized in Cayman Islands
-------------------------------------------------------------------------------
Item 2(d) Title of Class of Securities:

          Common Stock, No Par Value
-------------------------------------------------------------------------------
Item 2(e) CUSIP Number:

          12323X102
-------------------------------------------------------------------------------
Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:   NOT APPLICABLE

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                    Act.

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940

          (e)  [ ]  An investment adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
-------------------------------------------------------------------------------

Page 8 of 13 Pages

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:    195,030

          (b)  Percent of class:             5.0%

          (c)  Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote:

                    1.   Eric D. Hovde:                              11,189
                    2.   Steven D. Hovde:                            16,275
                    3.   Hovde Capital Advisors LLC                  N/A
                    4.   Financial Institution Partners III, L.P.:   N/A
                    5.   Financial Institution Partners, L.P.:       N/A
                    6.   Financial Institution Partners, Ltd.:       N/A

               (ii)Shared power to vote or to direct the vote:

                    1.   Eric D. Hovde:                               167,566
                    2.   Steven D. Hovde:                             167,566
                    3.   Hovde Capital Advisors LLC:                  167,566
                    4.   Financial Institution Partners III, L.P.:    142,366
                    5.   Financial Institution Partners, L.P.:        13,000
                    6.   Financial Institution Partners, Ltd.:        12,200

               (iii) Sole power to dispose or to direct the disposition of:

                    1.   Eric D. Hovde:                               11,189
                    2.   Steven D. Hovde:                             16,275
                    3.   Hovde Capital Advisors LLC:                  N/A
                    4.   Financial Institution Partners III, L.P.:    N/A
                    5.   Financial Institution Partners, L.P.:        N/A
                    6.   Financial Institution Partners, Ltd.:        N/A

               (iv) Shared power to dispose or to direct the disposition of:

                    1.   Eric D. Hovde:                               167,566
                    2.   Steven D. Hovde:                             167,566
                    3.   Hovde Capital Advisors LLC:                  167,566
                    4.   Financial Institution Partners III, L.P.:    142,366
                    5.   Financial Institution Partners, L.P.:        13,000
                    6.   Financial Institution Partners, Ltd.:        12,200

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Page 9 of 13 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
-------------------------------------------------------------------------------
Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable
-------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable
-------------------------------------------------------------------------------
Item 8.   Identification and Classification of Members of the Group.

The persons filing this statement are Financial Institution Partners III, L.P., Financial Institution Partners, L.P., Financial Institution Partners, Ltd. (the "Limited Partnerships"), Hovde Capital Advisors LLC (the "Investment Manager"), Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons."

By virtue of its control over the investment decisions of the Limited Partnerships, all decisions regarding voting and disposition of the shares of the Issuer's common stock (the "Shares") beneficially owned by the Limited Partnerships are made by the Investment Manager acting through its President, CEO, Managing Members or Chairman. As such, the Limited Partnerships and the Investment Manager share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as officers and/or managers of the Investment Manager, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Eric D. Hovde disclaims beneficial ownership of the shares held directly by Steven D. Hovde and vice versa.

Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of each Reporting Person.

-------------------------------------------------------------------------------
Item 9.   Notice of Dissolution of Group.

          Not Applicable
-------------------------------------------------------------------------------

Page 10 of 13 Pages

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2002
-------------------------
Dated


FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

By:  /s/ Eric D. Hovde
-------------------------
     Eric D. Hovde
Its: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.,
by its General Partner, HOVDE CAPITAL IV, LLC

By:  /s/ Eric D. Hovde
-------------------------
     Eric D. Hovde
Its: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.,
by its General Partner, HOVDE CAPITAL OFFSHORE LLC

By:  /s/ Eric D. Hovde
-------------------------
     Eric D. Hovde
Its: Managing Member

HOVDE CAPITAL ADVISORS LLC

By:  /s/ Eric D. Hovde
-------------------------
     Eric D. Hovde
Its: Managing Member

ERIC D. HOVDE

     /s/ Eric D. Hovde
-------------------------

STEVEN D. HOVDE

     /s/ Steven D. Hovde
-------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Page 11 of 13 Pages

-------------------------------------------------------------------------------


                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS


                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------
Financial Institution              Limited partnership formed to
Partners III, L.P.                 make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, NW
                                   Washington, DC 20036
                                   Organized: State of Delaware

Financial Institution              Limited partnership formed to
Partners, L.P.                     make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Financial Institution              Cayman Islands Exempted Company formed to
Partners, Ltd.                     make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   Bank of Bermuda (Cayman) Limited,
                                   36C Bermuda House, British American Centre,
                                   Dr. Roy's Drive, P.O. Box 513 GT
                                   Georgetown, Grand Cayman, Cayman Islands
                                   Organized: Cayman Islands

Hovde Capital Advisors LLC         Limited liability company and registered
                                   investment adviser formed to serve as an
                                   investment manager.

                                   1824 Jefferson Place, NW
                                   Washington, DC 20036
                                   Organized: State of Delaware

Eric D. Hovde                      Portfolio Manager

                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Citizenship:   U.S.A.

Steven D. Hovde                    Investment Banker

                                   1629 Colonial Parkway
                                   Inverness, IL 60067
                                   Citizenship:   U.S.A.


Page 12 of 13 Pages

                                    EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13G pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


                    FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                   FINANCIAL INSTITUTION PARTNERS, L.P.,
                   by its General Partner, HOVDE CAPITAL IV, LLC

                   By:  /s/ Eric D. Hovde
                   -------------------------
                        Eric D. Hovde
                   Its: Managing Member

                   FINANCIAL INSTITUTION PARTNERS, Ltd.,
                   by its General Partner, HOVDE CAPITAL OFFSHORE LLC

                   By:  /s/ Eric D. Hovde
                   -------------------------
                        Eric D. Hovde
                   Its: Managing Member

                    HOVDE CAPITAL ADVISORS LLC

                    By:  /s/ Eric D. Hovde
                    -------------------------
                    Eric D. Hovde
                    Its: Managing Member

                    ERIC D. HOVDE

                    /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                    /s/ Steven D. Hovde
                    -------------------------------------------------

Dated:    12/04/02
          --------

Page 13 of 13 Pages